Exhibit 99.1

Mission Green Launches New Clemency Initiative and Petitions President to Release Parker Coleman Who Is Serving 60 Years for Marijuana

LOS ANGELES, CA and SALT LAKE CITY, UT, OCTOBER 19, 2022 // -- Mission Green, an initiative of the Weldon Project (“TWP”), today announced the filing of a clemency petition for Parker Coleman, Jr., who is currently serving a 60-year federal sentence for marijuana-related offenses. This filing, along with several other petitions, comes on the heels of President Biden’s historic mass pardon of anyone previously convicted on a federal charge of simple possession of marijuana.

Supported by Glass House Brands, Mission Green is working with the Academy for Justice to submit clemency petitions with the hope that the President will follow through on his promise to release those convicted of non-violent marijuana offenses. The submission for Mr. Coleman is part of a new campaign, the Cannabis Clemency Initiative, that seeks to help people still incarcerated on marijuana charges, beginning with those locked up in federal prison. The Initiative brings together criminal justice scholars and reform advocates to achieve its ambitious goals.

The petition urges the President to commute Mr. Coleman’s sentence, an act that would be a “powerful, tangible step in affirming the President’s commitment to ending federal incarceration for non-violent marijuana offenses.”

“Parker Coleman, a young African-American man, is currently serving a 60-year federal prison sentence for non-violent marijuana distribution—that is, de facto life imprisonment of a person of color for conduct now authorized under state laws across the nation and openly pursued as a business by the multi-billion dollar cannabis industry. Mr. Coleman’s sentence is not only a troubling example of racial and class disparities in federal drug enforcement, it’s excessive compared to the terms imposed in related cases or that would be imposed in state court today. His effective life sentence is also inconsistent with recent reforms in law and policy, as well as a sea change in public opinion, all of which point away from incarcerating people like Mr. Coleman for non-violent drug offenses and toward a non-punitive approach to marijuana. Despite the injustice of his sentence, Mr. Coleman has worked hard on rehabilitation and self-improvement. His successful record while incarcerated, along with a strong support network of family and friends, make Mr. Coleman an ideal candidate for clemency relief from an excessive and unjust sentence.”

The document was drafted by Erik Luna, the Amelia D. Lewis Professor of Constitutional & Criminal Law and the Founder of the Academy for Justice, a criminal justice reform program within the Sandra Day O’Connor College of Law at Arizona State University. Professor Luna took time to praise President Biden’s recent pardon of federal offenses for simple marijuana possession as “a historic event in criminal justice reform and an important first step toward correcting the lingering injustices of a national drug ban.” But he emphasized that “additional work remains to be done, especially the release of those incarcerated for non-violent marijuana-related offenses at the federal level—including Parker Coleman.” By granting clemency in this case, Professor Luna said, “the President would further demonstrate his commitment to correcting injustices and his belief that America truly is the land of second chances.”

Kyle Kazan, Chairman and Chief Executive Officer of Glass House Brands, a retired police officer and a Board Member of Mission Green strongly supported Coleman’s clemency petition by guaranteeing mentorship, meaningful employment and housing upon his release. Kazan stated, “while Glass House has had revenues well in excess of $100 million for cultivation, transportation and sales of marijuana while nobody in the company has served a day in jail for it, the juxtaposition between the legal business and prisoners like Parker Coleman is jarring.” “It is a moral imperative for me to dedicate my time and resources to redress the absurd incongruities existing today at the twilight of marijuana prohibition,” Kazan said.

Mr. Kazan and Professor Luna were brought together for the project by Weldon Angelos, the President of The Weldon Project and Co-Founder of Mission Green. A music producer and leading criminal justice reform advocate, Mr. Angelos received a full presidential pardon after serving more than a decade of a 55-year mandatory federal sentence for low-level, non-violent marijuana transactions. “Since my release from prison, I have dedicated my life to securing the release of other individuals locked away for non-violent drug offenses. Parker Coleman’s case is a perfect example. He shouldn’t spend another day in prison for conduct that isn’t even criminalized anymore in much of the country. Enough is enough.”

Mission Green, the Academy for Justice, and Glass House Brands expect to work together until all people serving federal sentences for non-violent marijuana offenses are granted clemency.

ABOUT MISSION GREEN

Mission Green is an initiative of The Weldon Project (“TWP”), a 501(c)(3) non-proﬁt organization that works to bring together leaders impacted by the criminal justice system and unlikely allies from both political parties to push for criminal justice solutions. TWP works directly with lawmakers, advocacy groups, incarcerated individuals, and the White House on a broad range of criminal justice issues and advocates on behalf of currently or formerly incarcerated drug oﬀenders who were sentenced to prison for non-violent drug oﬀenses. TWP has adopted a multifaceted approach to addressing the injustices and disparities in sentencing for drug oﬀenses and the collateral consequences of drug-related arrests and convictions. TWP redresses these injustices and disparities through policy reform, legislative advocacy, and impactful direct service programs designed both to secure release of non-violent drug oﬀenders from incarceration and to assist those coming out of incarceration in rebuilding their lives through reentry programs and anti-recidivism eﬀorts.

As one of TWP’s initiatives, Mission Green was launched to focus on individuals incarcerated for cannabis-related oﬀenses in the federal criminal justice system. This campaign is led by socially conscious people who have been impacted by the justice system and have lived through the issues these advocacy organizations are working to address. The people most harmed by the criminal justice system are uniquely qualiﬁed to create and champion the solutions that will begin to transform it. You can learn more online at www.theweldonproject.org, as well as on Instagram and Facebook.

ABOUT THE ACADEMY FOR JUSTICE

The Academy for Justice, a program within the Sandra Day O’Connor College of Law at Arizona State University, is a diverse team of reform-minded scholars and experts from a number of different institutions who believe that knowledge is the most important tool we have for addressing the array of problems confronting the American criminal justice system. Our scholars come from different backgrounds, and each bring different perspectives, experiences, and methodologies to bear on our criminal justice reform work. As a scholarly collective, our approach to criminal justice reform is interdisciplinary, pragmatic, and non-partisan. Our shared mission is to bridge the gap between academia and on-the-ground criminal justice reform by making scholarly research and ideas accessible to policymakers, stakeholders, journalists, and the public. For more information visit https://academyforjustice.asu.edu/.

ABOUT GLASS HOUSE BRANDS

Glass House Brands Inc. is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle D. Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, PLUS Products, Allswell, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousebrands.com.

For further information, please contact:

The Weldon Project:

Weldon Angelos, President weldon@theweldonproject.org

Anna McEntee, PR amcentee@standtogether.org

Academy for Justice at ASU Law:

Jennifer Jost

Communications Manager

Jennifer.Leigh.Willis@asu.edu

(602) 496-1287

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

ir@glasshousebrands.com

(562) 264-5078